BRF S.A.
PUBLICLY HELD COMPANY
CNPJ 01.838.723/0001-27
NIRE 42.300.034.240
CVM 16269-2

NOTICE TO SHAREHOLDERS

BRF S.A. ("BRF or "Company") (B3: BRFS3; NYSE: BRFS) hereby informs its shareholders and the general market that, pursuant to Article 37, paragraph 2, of CVM Resolution 81/2022, the holding of its Ordinary General Shareholders' Meeting is scheduled for April 12, 2023.

São Paulo, January 12, 2023.

Fabio Luis Mendes Mariano
Chief Financial and Investor Relations Officer